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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                SCHEDULE 13D(1)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*


                              ARVIDA/JMB PARTNERS, L.P.
         ----------------------------------------------------------------
                                  (Name of Issuer)

           Limited Partnership Interests and Assignee Interests Therein
         ----------------------------------------------------------------
                            (Title of Class of Securities)

                                         None
         ----------------------------------------------------------------
                                    (CUSIP Number)

                                   Michael L. Ashner
                            Raleigh Capital Associates L.P.
                           100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11735-2717
                                    (516) 822-0022
         ----------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   May 23, 1997
         ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)
                             (Page 1 of 8 Pages)
----------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 8 amends certain information contained in the final amendment to Schedule 14D-1 filed by Raleigh Capital Associates L.P., Raleigh GP Corp., Rockland Partners, Inc. and Zephyr Partners on August 6, 1996, which constituted the initial filing on Schedule 13D by such entities under
Section 13(d) of the Act, and Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 to
Schedule 13D filed by such entities.

                                     SCHEDULE 13D

CUSIP NO.      N/A                                        Page   2  of  8  Pages
           -----------                                          ---    ---

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Raleigh Capital Associates L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /x/
                                                                    (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF; WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
 NUMBER OF                     7    SOLE VOTING POWER
  SHARES                                   0
BENEFICIALLY                 ---------------------------------------------------
 OWNED BY                      8    SHARED VOTING POWER
   EACH                                    106,747 Units
 REPORTING                    --------------------------------------------------
  PERSON                       9    SOLE DISPOSITIVE POWER
   WITH                                    0
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                           106,747 Units
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         106,747 Units
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.      N/A                                        Page   3  of  8  Pages
           -----------                                          ---    ---

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Raleigh GP Corp.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
 NUMBER OF                     7    SOLE VOTING POWER
  SHARES                                   0
BENEFICIALLY                 ---------------------------------------------------
 OWNED BY                      8    SHARED VOTING POWER
   EACH                                    106,747 Units**
 REPORTING                    --------------------------------------------------
  PERSON                       9    SOLE DISPOSITIVE POWER
   WITH                                    0
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                           106,747 Units**
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         106,747 Units**
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------
**Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Raleigh GP Corp. is a general partner).

                                     SCHEDULE 13D

CUSIP NO.      N/A                                         Page  4  of  8  Pages
           -----------                                          ---    ---

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rockland Partners, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
 NUMBER OF                     7    SOLE VOTING POWER
  SHARES                                   0
BENEFICIALLY                 ---------------------------------------------------
 OWNED BY                      8    SHARED VOTING POWER
   EACH                                    106,752 Units**
 REPORTING                    --------------------------------------------------
  PERSON                       9    SOLE DISPOSITIVE POWER
   WITH                                    0
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                           106,752 Units**
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         106,752 Units**
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


-------------------
**Reflects beneficial ownership of 5 Units by Rockland Partners, L.P. (of which Rockland Partners, Inc. is the general partner) and 106,747 Units beneficially owned by Raleigh Capital Associates L.P. (of which Rockland Partners, Inc. is a general partner).

                                     SCHEDULE 13D

CUSIP NO.      N/A                                         Page  5  of  8  Pages
           -----------                                          ---    ---
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Zephyr Partners
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /x/
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    New York
--------------------------------------------------------------------------------
 NUMBER OF                     7    SOLE VOTING POWER
  SHARES                                   0
BENEFICIALLY                 ---------------------------------------------------
 OWNED BY                      8    SHARED VOTING POWER
   EACH                                    106,747 Units**
 REPORTING                    --------------------------------------------------
  PERSON                       9    SOLE DISPOSITIVE POWER
   WITH                                    0
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                           106,747 Units**
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         106,747 Units**
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
**Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is a general partner).

    This Amendment No. 8 amends certain information contained in the final amendment to Schedule 14D-1 (the "Final Amendment") filed by Raleigh Capital Associates L.P. ("Raleigh Capital"), Raleigh GP Corp., Rockland Partners, Inc. and Zephyr Partners on August 6, 1996, which constituted the initial filing on
Schedule 13D under Section 13(d) of the Act, and Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 to Schedule 13D filed by such entities ("Amendment Nos. 1, 2, 3, 4, 5, 6 and 7"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Final Amendment and Amendment Nos. 1, 2, 3, 4, 5, 6 and 7.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Item 6 is hereby supplemented and amended as follows:

    On May 23, 1997, the Delaware Chancery Court rendered a decision in the case entitled Arvida/JMB Partners, L.P., Counterclaim Plaintiff, v. Vanderbilt Income and Growth Associates, L.L.C. and Raleigh Capital Associates L.P., Counterclaim Defendants; Vanderbilt Income and Growth Associates, L.L.C. and Raleigh Capital Associates L.P., Reply Counterclaim Plaintiffs v. Arvida/JMB Partners, L.P., Arvida/JMB Managers, Inc., et. al., Reply Counterclaim Defendants; Gladys Beasley, Intervenor-Plaintiff, v. Arvida/JMB Partners, L.P., Defendant . The court held that all assignees of Additional Limited Partnership Interests in the Partnership, regardless of whether they acquired their interests in the Partnership's initial public offering, are entitled to exercise full voting rights with respect to such Additional Limited Partnership Interests.

    As a result of the foregoing decision and in accordance with the terms of Raleigh Capital's October 17, 1996 Offer to Purchase Units of the Partnership (which expired at 12:00 Midnight, New York City time on April 29, 1997) (the "Offer"), Raleigh Capital will, within 5 business days of the entry of a final order by the Delaware Chancery Court, pay to Unitholders who tendered Units in the Offer an additional $40 per Unit tendered. As a result of such additional payment, the total amount required to purchase the 26,405 Units purchased pursuant to the Offer is $11,618,200.

                                      SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 2, 1997               RALEIGH CAPITAL ASSOCIATES L.P.
                                   By:   Raleigh GP Corp., General Partner



                                        By:   /s/ Peter Braverman
                                              ---------------------------------
                                              Name:   Peter Braverman
                                              Title:  Vice President

                                   By:  ROCKLAND PARTNERS, INC.,
                                        General Partner


                                        By:   /s/ Jonathan H. Paul
                                              ---------------------------------
                                              Name:   Jonathan H. Paul
                                              Title:  Vice President

                                   By:  ZEPHYR PARTNERS
                                     By:  GP Aeolus Inc., General Partner


                                        By:   /s/ Edward Mattner
                                              ---------------------------------
                                              Name:   Edward Mattner
                                              Title:  Vice President

                                   By:  AREHGP INC., General Partner


                                        By:   /s/ John Saldarelli
                                              ---------------------------------
                                              Name:   John Saldarelli
                                              Title:  President

                                   RALEIGH GP CORP.


                                        By:   /s/ Peter Braverman
                                              ---------------------------------
                                              Name:   Peter Braverman
                                              Title:  Vice President

                                      SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 1997                    ROCKLAND PARTNERS, INC.

                                        By:   /s/ Jonathan H. Paul
                                              ---------------------------------
                                              Name:   Jonathan H. Paul
                                              Title:  Vice President

                                        ZEPHYR PARTNERS
                                        By:   GP Aeolus Inc., General Partner


                                        By:   /s/ Edward Mattner
                                              ---------------------------------
                                              Name:   Edward Mattner
                                              Title:  Vice President

                                        By:   AREHGP INC., General Partner


                                        By:   /s/ John Saldarelli
                                              ---------------------------------
                                              Name:   John Saldarelli
                                              Title:  President